Filed by Ares Acquisition Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

Issued: Wednesday, December 14, 2022

Building Trades of Alberta and X-energy Canada Collaborate for the Future SMR Workforce

The Memorandum of Understanding is expected to increase awareness of the Xe-100 small modular reactor toward increasing efficiencies and diversity on future small modular reactor projects

The Building Trades of Alberta (“BTA”) and X-energy Canada (X-Energy Canada) have signed a memorandum of understanding (“MOU”) to raise awareness of the Xe-100 small modular reactor (“SMR”) and the job and training opportunities the technology could create for Alberta’s skilled trades workers. These joint efforts aim to improve efficiencies on future SMR projects and to increase participation of underrepresented groups in the skilled trades, including Indigenous Peoples, women, and youth.

The Government of Alberta is one of four provincial participants of the Strategic Plan for the Deployment of SMRs, which maps out the path forward to capitalize on the benefits of adopting advanced reactors, including the Xe-100.

“The BTA is incredibly excited to work closely with X-energy Canada through this MOU to help advocate for SMRs in Alberta in an effort to bring this green, safe and reliable energy alternative to our province,” said Terry Parker, Executive Director of the BTA. “The BTA prides itself on its long history of creating and representing Canada’s highest skilled trades professionals. Our members have built cutting-edge energy facilities in the Wood Buffalo region and beyond. We have the training facilities needed to skill-up and certify the industrial construction workforce to do the same with SMRs, while providing a stable and safe workforce that meets the needs of our industry partners.”

The Xe-100 is a High Temperature Gas-Cooled Reactor developed on decades of research, development, and operating experience. The next generation technology is scalable to meet demand, with one unit generating up to 80 megawatts of electricity from 200 megawatts of thermal power. The Xe-100 can directly support heavy industry, including oil sands operations, mining applications, and other industrial processes through efficiently combining high-temperature 565 Celsius steam and power production.

“We’re delighted to expand our relationship with the BTA and help prepare their membership for exciting opportunities ahead as an integral part of the future SMR workforce,” said Katherine Moshonas Cole, President, X-energy Canada. “Our Xe-100 technology seeks to diversify Alberta’s energy industry and strengthen its economy. As the province transitions to a carbon-neutral future, our collaboration with the BTA strives to help Alberta realize the maximum benefit from the deployment of these SMRs for the thousands of hard-working skilled trades, their families, and communities.”

Established in 1906, the BTA coordinates the interests of 18 Alberta trade unions whose more than 60,000 members work in the residential, commercial and industrial construction, maintenance, and fabrications industries.

According to Buildforce Canada, “the [construction] industry needs to recruit 309,000 new construction workers over the next decade (2021 to 2030), driven predominantly by the expected retirement of 259,100 workers (22% of the current labour force).” Looking ahead, the BTA and X-energy Canada intend to work together to identify opportunities that support a successful transition into the net-zero economy.

The MOU is non-binding and non-exclusive.

Quotes

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“Alberta’s economy has great momentum, and our government is committed to building on our prosperity by creating jobs and attracting investment to our province. This partnership is expected to help ensure Alberta workers have the skills they need so they are ready to meet the labour demand in our energy sector.” Brian Jean, Alberta Minister of Jobs, Economy and Northern Development.

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“Alberta and our partners in industry are leaders in energy and innovation. Small modular reactors have enormous potential, and I am excited by this collaboration and by the potential for new, meaningful, and long-term jobs for Alberta’s skilled and talented workforce.” Matt Jones, Alberta Minister of Affordability and Utilities.

Quick Facts

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X-energy Canada is a committed participant of Canada’s SMR Action Plan, a strategy resulting from a pan-Canadian effort to collaborate in the deployment of SMRs by bringing together participants from across Canada, including government, Indigenous Peoples and communities, industry, and civil society.

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Earlier this year, X-energy Canada and Ontario Power Generation (OPG) announced a collaboration to pursue clean energy opportunities that is expected to reduce heavy industry carbon emissions. Under the agreement, the two companies intend to pursue opportunities to deploy Xe-100 advanced reactors in Ontario at industrial sites and identify further opportunities throughout Canada.

About the Building Trades of Alberta

Building Trades of Alberta coordinates and promotes the interests of 18 Alberta trade unions whose 60,000 members work in the residential, commercial and industrial construction, maintenance, and fabrication industries.

Media contact:

Tyler Bedford,

Director of Communications and Relations

(780) 298-7626

About X-Energy Reactor Company, LLC.

X-Energy Reactor Company, LLC (“X-energy”) is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design greatly expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit x-energy.com or connect with us on Twitter or LinkedIn.

X-energy announced on December 6 plans to list on the New York Stock Exchange through a merger with Ares Acquisition Corporation (NYSE: AAC). Upon the closing of the transaction, expected to be completed in the second quarter of 2023, the combined company will be named X-Energy, Inc., and its common equity securities and warrants will be listed on the NYSE.

Media contact:

Monifa Miller

Director, Communications and Stakeholder Relations

canada@x-energy.com

(647) 782-4572

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.